NOVAWEST

NovaWest Resources Inc.

For Immediate Release

SHIFTING GEAR IN CHIBOUGAMAU

TSX Venture Exchange Listed – Symbol "NVE"
Frankfurt Stock Exchange Listed – Symbol "N[redacted]
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

September 27, 2006

Novawest Resources Inc. (TSXV - NVE; Frankfurt - NWM) is pleased to provide the following update on its various Chibougamau projects.

In 2004, Novawest Resources Inc. began acquiring strategically located clusters of mineral claims in the Chibougamau region of Quebec in a quest for gold and copper using conventional and innovative methods. Over the past two years, as a result of Novawest's grass roots exploration work in the region, a number of opportunities arose whereby the company systematically adjusted its Chibougamau interests. In a number of situations, Novawest acquired additional claims in certain strategic areas in the northeastern Abitibi Belt and broadened the target spectrum from typical Chibougamau-camp copper-gold veins to include copper-zinc-silver-gold massive sulphides, Proterozoic chalcopyrite veins and even kimberlites, while in other areas it dropped claims in favour of those more promising. Novawest has now focused on the following 6 key projects in the Chibougamau Region.

Mineral development in the Chibougamau Region has at times flourished over the past 100 years, and the region has also managed to survive the less vibrant cycles experienced periodically by the industry. Yet, over the past 50 years, the Chibougamau region has persevered as an active gold and base metal mining region. In setting its future plans for its Chibougamau exploration projects, Novawest has adopted a theme to highlight the toughness, aggressiveness, perseverance, fine tuned skill-set, and team work it feels will be needed to achieve the desired success. For easy identification, the ongoing projects are called TOUCHDOWN, POINTAFTER, KICKOFF, FIELDGOAL, CORNERBACK and TAILBACK. A synopsis on each is as follows:

TOUCHDOWN PROJECT: Located on the highway between Chapais and Chibougamau about 11 km southwest of Cogitore's Scott Lake deep base metal-silver-gold drill discovery announced July 17, 2006.

Earlier this month, Novawest finalized an Option to acquire the remaining 3 claims comprising the TouchDown project. On this project, between the 1950's and 1980's, copper-gold mineralization associated with rhyolites and silicified volcanics had been proven by drilling near several showings. Recently, Novawest's ongoing prospecting program has identified additional showings through the sampling of altered volcanics. Geochemical results from this sampling are pending.

In 1987, Minnova reported a drill-defined resource estimate of 163,295 tonnes grading 5.83 g/t gold. Novawest is not treating the historical resource estimate as a National Instrument 43-101 defined resource for reserves verified by a qualified person and the historical resource estimate should not be relied upon. In 1988 Minnova sank an exploration ramp into two mineralized zones before their partners ran out of funding. No significant further development was ever completed on the near surface resource thus providing an excellent exploration opportunity for Novawest in the current gold market.

To date, no deep exploration and drilling have been completed on the TouchDown Project unlike Cogitore's Scott Lake discovery which successfully employed these methods on similar mineralization only 11 kms away. Novawest plans to use similar techniques in its campaign to potentially validate and increase tonnage on the project. The GSC MEGATEM survey released July 10, 2006 covered the TouchDown Project, at no expense to Novawest and has provided Novawest with a number of notable EM responses that will be further investigated by Novawest's exploration team.

Compilation and confirmatory drilling is recommended on the Minnova-defined resource as soon as possible. Budgets are

dlw 10/25

presently being prepared and funding will be sought for this undertaking. Gridding and large loop pulse EM surveys are recommended to provide deeper targets for drilling in 2007.

KICKOFF PROJECT: Located in the Nepton Bay area of Lake Chibougamau, the KickOff Project includes a number of copper-gold showings that were the focus of Novawest's 2004 and 2005 trenching and drilling exploration programs. Poor ice conditions in winter 2005-2006 thwarted deep-search pulse EM geophysical surveys over the Duvex zone and this work is still recommended for the coming winter. The GSC-sponsored 2006 MEGATEM survey covered the north half of the project and provided Novawest with a number of targets to investigate. Follow-up prospecting and sampling on airborne anomalies was completed in July and August, geochemical results are pending and recommendations for further geophysics and drilling will be determined following receipt of the geochemical results.

POINTAFTER PROJECT: Located at the south end of Lake Mistisinni, the PointAfter Project is comprised of a number of strategically assembled claims covering the former producing Icon copper mine. Deep search pulse EM surveys to identify deep drilling targets have been recommended as the next phase for exploration of the PointAfter project.

CORNERBACK PROJECT: Located at the south end of Chibougamau Lake, the key CornerBack claim package surrounds the Corner Bay project currently in the advanced stages of development planning by Campbell Resources as their next mining operation. The project was entirely covered by the 2006 GSC-sponsored MEGATEM survey, which clearly indicated anomalies related to the Corner Bay mineralization. Deeper search geophysics and drilling are required to determine any continuation of the Corner Bay mineralization onto the CornerBack Project.

FIELDGOAL PROJECT: Located at the south end of Chibougamau Lake, the FieldGoal Project claim package surrounds the claims covering the former Devlin copper vein deposit. The adjoining Devlin deposit is flat-lying and near surface and was the site of an exploration ramp in the 1980's that closed before developing ore due to poor market conditions. Deeper search exploration and drilling to determine other flat-lying mineralization and its extensions remains to be applied to Novawest's FieldGoal Project.

TAILBACK PROJECT: Located immediately adjacent the former producing Campbell Main, Chib-Kayrand and Merrill copper mines, the TailBack Project is ideally located to contain along-strike and down-dip extensions of these vein systems. Surface geophysics in 2005 defined potential targets that were subsequently drill-tested with limited success. Recommended borehole pulse EM surveys remain to be carried out prior to further drilling.

In addition, Novawest has submitted 138 samples from various locations on the above noted Chibougamau projects for geochemical analysis and the results are expected shortly. An additional 45 geochemical and lithogeochemical samples recently collected from the Touchdown Project have also been submitted for analysis.

Novawest invites the public to visit its website at http://www.Novawest.com or e-mail us at Novawest@Novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Suite 1000, The Marine Building, 355 Burrard Street, **Vancouver, British Columbia** Canada V6C 2G8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • **www.novawest.com** • novawest@novawest.com